WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Michael@GoPublicDirect.com

May 9, 2016

Chris Ronne, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:          Indoor Harvest Corp.
Registration Statement on Form S-1
Amendment No. 1
Filed May 9, 2016
File No. 333-210789

Dear Mr. Ronne:

We have filed on EDGAR the above Amendment No. 1 and the related response table which is attached to this letter.

Please note that in addition to the response to the comments, we have updated the filing to reflect the change in directors disclosed in the Report on Form 8-K filed prior to the filing of Amendment No. 1.

We are mindful of the fact that the financials “go stale” 134 days after the December 31, 2015 audited financials, which we compute as Saturday May 14, 2016.  With the limited number of comments and this quick response to your comment letter, we are hopeful that we can have this filing declared effective before the end of this week.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment	Explanation
1	We have amended and included the dealer prospectus delivery obligation on the outside back page of the prospectus per Item 502(b) of Regulation S-k
2	We have removed the reference to Rule 416 and we understand that issuing additional shares will require a new registration statement.
3	We have amended and revised our registration statement to identify Kodiak Capital Group, LLC as an underwriter in both the Summary and Plan of Distribution sections of the registration statement.
4	We have filed the equity purchase agreement between Indoor Harvest Corp. and Kodiak Capital Group, LLC as an exhibit per Item 601(b)(10) of Regulation S-K.